                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(1)
                               (Amendment No.)*

                           GREAT LAKES AVIATION, LTD
                           -------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    ---------------------------------------
                        (Title of Class of Securities)

                                  39054k 108
                                (CUSIP Number)

                             Michael E. Tennenbaum
                                Managing Member
                             Tennenbaum & Co., LLC
                    11100 Santa Monica Boulevard, Suite 210
                             Los Angeles, CA 90025
                           Telephone: (310) 566-1004
                           -------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 2, 2000
                               ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.    NAME OF REPORTING PERSON:                          Tennenbaum & Co., LLC
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:            95-4587347

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      WC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          N/A
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             816,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          N/A
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          816,200
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      816,200
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

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1.    NAME OF REPORTING PERSON:                          Michael E. Tennenbaum
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:           252 50 6178

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          N/A
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             816,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          N/A
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          816,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      816,200
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

ITEM 1.   Security and Issuer.
          -------------------

          (a) Name and Principal Executive Offices of Issuer:
              ----------------------------------------------

              Great Lakes Aviation, Ltd.
              1965 330th Street
              Spencer, Iowa 51301

          (b) Title of Class of Equity Securities:
              -----------------------------------

              Common Stock, par value $0.01 per share, of Great
              Lakes Aviation, Ltd. (the "Company")

ITEM 2.   Identity and Background.
          -----------------------

          (a) Name of Person Filing:
              ---------------------

              Michael E. Tennenbaum, individually, and as Managing Member of Tennenbaum & Co., LLC. Tennenbaum & Co., LLC and Mr. Tennenbaum are sometimes collectively referred to herein as the "Reporting Persons."

          (b) Address of Principal Business Office:
              ------------------------------------

              11100 Santa Monica Boulevard, Suite 210
              Los Angeles, California  90025

          (c) Principal Business:
              ------------------

              Tennenbaum & Co., LLC is a limited liability company organized under the laws of Delaware. The principal business of Tennenbaum & Co., LLC is managing assets and investments. Tennenbaum & Co., LLC's managing member is Michael E. Tennenbaum, a United States citizen, who has the same address. Mr. Tennenbaum's principal occupation is managing member of Tennenbaum & Co., LLC.

          (d) Criminal Proceedings:
              --------------------

              During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

          (e) Civil Proceedings:
              -----------------

              During the last five years, neither of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          As of the close of business January 31, 2000, Tennenbaum & Co., LLC owned a total of 816,200 shares of the Company's common stock
          (the "Shares"), which were purchased at a total consideration (including brokerage commissions) of $1,772,218.93. The funds for the purchases of the Shares were derived from Tennenbaum &
          Co., LLC working capital.

ITEM 4.   Purpose of the Transaction.
          --------------------------

          The Reporting Persons acquired the Shares as an investment. They intend to monitor and evaluate the investment on a continuing basis, and, based on their evaluation from time to time, they may acquire additional Shares or dispose of all or a portion of the Shares beneficially owned by them.

          The Reporting Persons believe the market price of the Company's stock fails to fully reflect the value of the Company and that the full value of the Company's equity ownership may best be realized if the Company is acquired by another company or person. As a result, the Reporting Persons may submit one or more proposals to management of the Company and may communicate with other shareholders of the Company.

          Except as set forth above, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of
          Schedule 13(d). The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

          As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 816,200 Shares, which constitutes approximately 9.4% of the outstanding shares of Common Stock of the Company, based upon the Company's most recent available filing with the Securities and Exchange Commission. Tennenbaum & Co., LLC has shared powers of voting and disposition with respect to the Shares. By reason of his position as managing member of Tennenbaum & Co., LLC, Michael
          E. Tennenbaum may be deemed to share such powers of voting and disposition.

          Within the past 60 days, Tennenbaum & Co., LLC purchased shares on the open market in the following transactions:

              Date                    Numer of Shares              Price per Share
             ------                   ---------------              ----------------
                                                                (including commissions)
                                                                -----------------------
            12/21/99                           800                      $1.9675
            12/20/99                          3000                      $2.0300
            12/16/99                          2000                      $1.9675
            12/16/99                          5000                      $2.0300
            12/16/99                          5600                      $2.0300
            12/15/99                          1000                      $1.9675
            12/13/99                          1800                      $1.9675
            12/10/99                          3000                      $1.9675
            12/09/99                         33500                      $1.9582
             12/8/99                           100                      $1.8425
             12/7/99                          2500                      $1.7800
             12/7/99                          3000                      $1.7800
             12/7/99                          3000                      $1.7800
             12/6/99                           100                      $2.2175
             12/6/99                           100                      $2.2488
             12/6/99                          1300                      $2.2800
             12/6/99                          1700                      $2.3113
             12/6/99                          1000                      $1.9857
             12/6/99                           100                      $2.1238
             12/6/99                           100                      $2.1550
             12/6/99                           100                      $2.1863
             12/3/99                          4000                      $2.0300

ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          --------------------------

          None

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

          None

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of February 2, 2000.


                                    TENNENBAUM & CO., LLC


                                    By: /s/ Michael E. Tennenbaum
                                       --------------------------------------
                                       Michael E. Tennenbaum
                                       Managing Member